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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                           A. H. BELO CORPORATION
- --------------------------------------------------------------------------------
                              (Name of Issuer)

              Series B Common Stock, par value $1.67 per share
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                       (Title of Class of Securities)

                                 080555 20 4
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                               (CUSIP Number)

                            James M. Moroney, Jr.
                            Communications Center
                               P.O. Box 655237
                             Dallas, Texas 75202
                          Tel. No.: (214) 977-8200
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                July 15, 1996
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           (Date of Event which Requires Filing of this Statement)

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 080555 20 4

1.       Name of Reporting Person                           Moroney Management,
         S.S. or I.R.S. Identification No.                  Limited
         of Above Person                                    75-2651609

- -------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box                          (a)     [ ]
         if Member of a Group                               (b)     [ ]
         (See Instructions)

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3.       SEC Use Only

- -------------------------------------------------------------------------------------------------------------------------
4.       Source of Funds
         (See Instructions)                                         OO

- -------------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

- ------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                                               Texas

- ------------------------------------------------------------------------------------------------------------------------
Number of                 7.      Sole Voting Power                 1,000,000
                                  ---------------------------------------------------------------------------------------
Shares                    8.      Shared Voting
Benefic-                          Power                                   0
                                  ---------------------------------------------------------------------------------------
ially Owned               9.      Sole Dispositive
by Each                           Power                             1,000,000
                                  ---------------------------------------------------------------------------------------
Reporting                 10.     Shared Dispositive
Person With                       Power                                   0
                          -----------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person            1,000,000

- -------------------------------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)                       [ ]

- -------------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row 11                           10.8%

- -------------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person                         PN
         (See Instructions)

- -------------------------------------------------------------------------------------------------------------------------





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                                  SCHEDULE 13D

         This Schedule is being filed by Moroney Management, Limited, a Texas limited partnership (the "Partnership") to report the initial acquisition of Series B Common Stock (the "Series B Common Stock") of A. H. Belo Corporation (the "Company").

ITEM 1.          SECURITY AND ISSUER

         This Schedule relates to the Series B Common Stock, $1.67 par value, of the Company. The address of the principal executive offices of the Company is 400 South Record Street, Dallas, Texas, 75202.

ITEM 2.          IDENTITY AND BACKGROUND

         The names and addresses of the persons filing this Schedule are as follows:

1. Moroney Management, Limited (the "Reporting Person") is a Texas limited partnership that was formed in April 1996. The address of the principal office of the Partnership is A. H. Belo Corporation, Communications Center, P.O. Box 655237, Dallas, Texas 75265. The primary business of the Partnership is to maintain for a significant period of time all of the voting rights of the Series B Common Stock and to prevent ownership of the Series B Common Stock from becoming fractionalized. The general partners of the Partnership are as follows:

         (a) James M. Moroney, Jr., a United States citizen and a director of the Company whose business address is A. H. Belo Corporation, Communications Center, P.O. Box 655237, Dallas, Texas 75265.

         (b) James M. Moroney, III, a United States citizen and Executive Vice President of the Broadcast Division of the Company whose business address is A. H. Belo Corporation, Communications Center, P.O. Box 655237, Dallas, Texas 75265.

                 Neither the Reporting Person nor the individuals listed above have, during the last five years, been (i) convicted in a





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criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The acquisition of the Series B Common Stock of the Company by the Partnership was in the form of a transfer from the general partners of the Partnership to the Partnership on July 15, 1996. No cash consideration was paid in connection therewith. See Schedule 13G, filed by James M. Moroney, Jr. on February 16, 1988, and subsequent amendments thereto.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transfer of the Series B Common Stock by the general partners to the Partnership is to maintain for a significant period of time all of the voting rights of the Series B Common Stock and to prevent ownership of the Series B Common Stock from becoming fractionalized.

         James M. Moroney, Jr. is a member of the Board of Directors of the Company and James M. Moroney, III is an officer of a division of the Company. In their capacities as such, they may from time to time be involved with plans or proposals which relate to or would result in:

         1. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         4. Any change in the present Board of Directors or management of the Company, including any plans or proposals to





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change the number or term of directors or to fill any existing vacancies on the Board;

         5. Any material change in the present capitalization or dividend policy of the Company;

         6. Any other material change in the Company's business or corporate structure;

         7. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         8. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         10.     Any action similar to any of those enumerated above.

         The Reporting Person and each of the general partners may, at any time and from time to time, and reserve the right to, acquire additional securities of the Company, or dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by them in light of their general investment policies, market condition or other factors. Except as discussed above, the Reporting Person has no plans or proposals that relate to or would result in any of the events enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Partnership beneficially owns an aggregate of 1,000,000 shares, or approximately 10.8%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the Securities and Exchange Commission. James M. Moroney, Jr. beneficially owns 164,922 shares of Series B Common Stock (which includes 10,000 shares of Series B Common Stock subject to presently exercisable





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options).  James M. Moroney, III beneficially owns 18,374 shares of Series B
Common Stock.

         (b) The Partnership has sole voting and dispositive power over all 1,000,000 shares of Series B Common Stock. James M. Moroney, Jr., as the sole managing general partner of the Partnership, has sole authority to act on behalf of the Partnership.

         (c) No transactions in Series B Common Stock other than the acquisition described in Item 3 were made by the Partnership or either of the general partners during the past sixty days.

         (d) After the transfer, James M. Moroney, Jr. will hold the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the Partnership representing more than five percent of the outstanding shares of Series B Common Stock.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Partnership has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company. The general partners have each entered into the Agreement of Limited Partnership of Moroney Management, Limited.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)     Agreement of Limited Partnership of Moroney Management,
                 Limited.





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                                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: July 15, 1996                          MORONEY MANAGEMENT, LIMITED

                                              By: /s/ James M. Moroney, Jr.
                                                 ---------------------------
                                              Mr. James M. Moroney, Jr.
                                              Managing General Partner





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                                 EXHIBIT INDEX

Exhibit
- -------
Ex 99              Agreement of Limited Partnership & Moroney Management, Limited
                   (A Texas Limited Partner)